UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 29, 2006

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	(REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	Page 2 of 2

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 29 November 2006	By:	Karen Wood

	Name:	Karen Wood
	Title:	Group Company Secretary

NEWS RELEASE
Release Time IMMEDIATE

Date	29 November 2006

Number	32/06
BHP BILLITON RELEASES FINDINGS OF ITS INTERNAL REVIEW INTO
MATTERS RAISED IN THE COLE COMMISSION
BHP Billiton today released the report of its internal review into the matters raised in the Cole Commission of Inquiry into the UN Oil for Food Program, and in particular the payment by BHP Petroleum for a shipment of wheat delivered to Iraq in 1996.
The report follows an announcement by BHP Billiton’s Chief Executive Chip Goodyear on 19 January 2006 that the company would undertake a thorough review of the issues surrounding the shipment and would publicly release its findings.
Chief Executive Chip Goodyear said the release of the internal review report delivered on the company’s commitment to provide a full and transparent account of the issues.
“The conclusions reached by the internal review were consistent with Commissioner Cole’s findings – that is that BHP and BHP Petroleum complied with Australian law and UN Sanctions. He made no adverse findings against the company.
“At the time BHP Billiton was first named in Commission hearings, I said we would use this opportunity to review all of the events surrounding the shipment of wheat and look at current processes and practices to ensure that we meet the highest ethical standards in all our dealings. To do so is consistent with our Charter values and a fundamental plank of our licence to operate.
“We will continue to improve our processes and practices even in the light of Commissioner Cole’s conclusion that there is no basis for any adverse finding against the company and to that end I have adopted the recommendations from the report.” Mr Goodyear said.
The internal review was conducted by a Steering Group appointed by Mr Goodyear, with support from external legal advisors Freehills and consulting expertise from Deloitte.
A summary guideline to the full report is attached. The full report can also be found at www.bhpbilliton.com.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
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A member of the BHP Billiton group which is headquartered in Australia

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com
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email: Jane.H.Belcher@bhpbilliton.com
United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com
United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com
Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com
South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

Internal Review Report of the BHP Billiton Steering Group
United Nations Oil-For-Food Programme
Summary
(The full report can be found at www.bhpbilliton.com.)
On 19 January 2006, BHP Billiton announced it would undertake an internal review into the circumstances surrounding a shipment of wheat to Iraq in January 1996 and related events. In February, Chief Executive Officer, Chip Goodyear, appointed a Steering Group to undertake the internal review. The Steering Group was extensively supported in its work by Freehills, Deloitte, Tom Bathurst QC, and BHP Billiton’s Internal Audit.
The key findings from the Internal Review Report are:
The 1996 Wheat Shipment
•	BHP Petroleum’s objective was to develop its reputation and standing in Iraq (Pg 7).
•	The 1996 Wheat Shipment was approved by BHP, DFAT and the UN as a gift and was executed as a gift (Pgs 7 & 8).
•	In making the 1996 Wheat Shipment, BHP Petroleum acted consistently with UN Sanctions. The 1996 Wheat Shipment was not a bribe and did not breach Customs Regulations (Cth) or the Crimes Act (Cth) (Pg 8).
•	The 1996 Wheat Shipment was generally consistent with business conduct standards at the time (Pg 10).
•	The 1996 Wheat Shipment was not ‘reformulated’ from a gift to a debt transaction by BHP Petroleum in 1996, or subsequently (Pg 15).
•	The draft letter of 21 June 1996 should never have been contemplated (let alone prepared), given DFAT’s unequivocal rejection of the ‘reformulation’ proposal. This reflected an error of judgment on the part of those involved, in particular Mr Stott (Pg 16).
The 2000 Agreement
•	Through the 2000 Agreement, BHP Petroleum purported to assign to Tigris something more akin to a “debt” than anything else. BHP Petroleum could not confer a right in Tigris to recover a “debt” from Iraq, because no debt existed (Pg 18).
•	BHP Petroleum did not appoint Tigris as its agent. In fact, BHP Petroleum expressly disclaimed any agency relationship (Pg 18).
•	BHP Petroleum did not act inconsistently with UN Sanctions by executing the 2000 Agreement or the ‘To Whom It May Concern’ letter because neither changed the original character of the 1996 Wheat Shipment. Nor did it breach the Crimes Act (Cth) (Pg 19).
•	The 2000 Agreement contained terms that suggested the 1996 Wheat Shipment was a debt transaction rather than a gift. This occurred because at least Messrs Davidson Kelly, Stott and Lyons failed to act with reasonable care. In the case of Mr Davidson Kelly, it is possible that his acts and omissions were motivated by other considerations, given that he later directly benefited from the assignment of the “debt” (Pg 21).

The events of 2004 and the subsequent “debt” recovery
•	Neither BHP Billiton, nor BHP Petroleum, was involved in, or aware of, the steps taken by Tigris to recover the “debt”. BHP Petroleum never received any moneys in respect of the 1996 Wheat Shipment (Pg 24).
•	BHP Petroleum did not breach the Criminal Code Act (Cth) or Crimes Act (Vic), nor was it directly or indirectly involved in the ‘loading up’ of AWB contracts to recover the ‘debt’ (Pgs 24 & 25)
•	The events of 2004 flowed from the events of 2000 and compounded the error of 2000 (Pg 25).
BHP Billiton’s arrangements with Tigris
•	Neither BHP Billiton nor BHP Petroleum holds, or has ever held, an interest in Tigris or any of its related companies (Pg 26).
•	Since the Cole Commission hearings began, BHP Petroleum has terminated the 2004 Agreement with Tigris, and Tigris has exited from a participation agreement with BHP Petroleum and other parties. BHP Petroleum is currently a party to two co-operation arrangements which include Tigris in relation to Iraq. BHP Billiton is reviewing both arrangements in light of the findings of Commissioner Cole. BHP Billiton will not conduct any new business with Mr Davidson Kelly, Tigris or any of its related companies, or any other company associated with Mr Davidson Kelly (Pgs 26 & 27).
Reputational issues and areas for improvement
•	Would BHP Billiton proceed in the same way today? BHP Billiton:
°	recognises that the next generation of world class resources is likely to come from countries where the standards of business conduct may not be consistent with the standards in developed countries.

°	must comply with applicable law and its own standards of conduct which include generally accepted business standards as set out in BHP Billiton’s policies and procedures, including its Charter and Guide to Business Conduct.

°	also regards programs designed to enhance its citizenship in communities in which it works as part of its licence to operate. (Pgs 11 & 12).
•	BHP Billiton’s ability to operate effectively in countries that are more “difficult” and “risky” and to responsibly manage its community programs will be impaired if its reputation is damaged. While it is never possible to guarantee that a company of BHP Billiton’s size and spread will not find itself before inquiries of this kind in the future, it needs to take all available steps to ensure each of its employees, agents and contractors knows and implements the standards of conduct in the Charter and the Guide to Business Conduct (Pg 12).
•	The Steering Group is satisfied that the policies, standards and guidelines governing business conduct have been significantly and effectively enhanced in practice since 1996. In particular, BHP Billiton has strongly enhanced its policy and procedures in relation to community development, gifts and donations since 1996. Notwithstanding this, areas for improvement have been identified (Pgs 13 & 14).

•	The Steering Group recommends that:
–	in dealing with “difficult” and “risky” countries, BHP Billiton continues to progress its Country Risk project, which relates to processes and protocols for integrated country assessment, project evaluation, country entry and systems for capturing country risk data (Pg 14);

–	BHP Billiton clarifies key criteria for appropriate community payments, donations, sponsorships and business development expenditure (Pg 14);

–	the Global Ethics Panel review the mechanisms employed to ensure that agents and contractors are also aware of the required standards of conduct (Pg 14);

–	BHP Billiton review and assess the reach of its current policies and guidelines governing recruitment, including training (Pgs 16 & 17);

–	the Guide to Business Conduct be amended (where appropriate) to provide further guidance on dealing with conflict of interest situations and on selecting contracting parties and potential joint venture parties (Pg 22).
29 November 2006

Internal Review Report
United Nations Oil-For-Food
Programme
This is the report of the Steering Group appointed by the Chief Executive Officer of BHP Billiton to conduct the Internal Review. The CEO adopts this Report in its entirety and has provided it to the Board of BHP Billiton.

Glossary of defined terms and individuals
We have adopted the following definitions in this Report:

Term	Definition

ASIC	Australian Securities and Investments Commission

AWB	AWB Limited and its predecessors

BHP	The Broken Hill Proprietary Company Limited and from 1999, BHP Limited (the BHP entity prior to its merger with Billiton plc in 2001)

BHP Billiton	BHP Billiton Limited

BHPP	BHP Billiton Petroleum Pty Limited and its predecessors

Board	Board of Directors of BHP Billiton

CEO	Chief Executive Officer of BHP Billiton

Cole Commission	Royal Commission of Inquiry into certain Australian companies in relation to the UN Oil-for-Food Programme, established by Terms of Reference dated 10 November 2005

Cole Report	Report of the Cole Commission, dated 24 November 2006

Customs Regulations	Customs (Prohibited Exports) Regulation 1958 (Cth)

Deloitte	Deloitte Touche Tohmatsu — the firm of consultants engaged by BHP Billiton to support the work of the Steering Group

DFAT	The Australian Government Department of Foreign Affairs and Trade

Freehills	The firm of lawyers engaged by BHP Billiton to support the work of the Steering Group

IGB	Grain Board of Iraq / Iraqi Grain Board

Internal Review	The internal investigation undertaken by BHP Billiton in relation to the involvement of BHPP, and its associated companies and employees and officers (past and present), in the 1996 Wheat Shipment, 2000 Agreement and 2004 Agreement

Maritimo	Maritimo Investments Pty Limited

Steering Group	Appointed by the CEO to undertake the Internal Review. Comprises Ms Karen Wood (Group Company Secretary) and Mr John Fast (Chief Legal Counsel & Head of External Affairs)

Tigris	The Tigris Petroleum Corporation Limited

Tigris Australia	Tigris Petroleum Corporation Pty Limited

UN	The United Nations

661 Committee	Committee of all members of the UN Sanctions Committee, established under UN Resolution 661 to oversee its implementation

1996 Wheat Shipment	Shipment of wheat to Iraq in early 1996 funded by a payment from BHPP to AWB

2000 Agreement	Agreement between BHPP and Tigris, signed on 13 September 2000

2004 Agreement	Participation Agreement between BHPP and Tigris, signed on 25 November 2004

We set out below a reference to the key individuals referred to in this Report, and the positions held by them at the relevant time:

Relevant time
Individual	Positions held	period

Philip Aiken	BHP — Executive General Manager, Corporate Development	May 1997 to August 1997

	BHPP — Acting Executive General Manager and Chief Executive Officer	August 1997 to October 1997

	BHPP — President and Chief Executive Officer	October 1997 to March 2004

	BHP Billiton — Group President, Energy	March 2004 to April 2006

	BHP Billiton — President, UK	April 2006 to present

Sadaala Al-Fathi	Iraqi Ministry of Oil — Senior Advisor	August 1995 to October 2000

Zuhair Daoud	IGB — Director General	1995 to 2000

Norman Davidson Kelly	BHPP — Group General Manager, Business Development	February 1995 to 1997

	BHPP — Group General Manager, New Business Opportunities	September 1997 to 2001

	BHPP — Internal Consultant	November 1998 to March 2001

	BHPP — International Energy Consultant	From September 2000

	Tigris — President	From September 2000

	Tigris Australia — Company Secretary and President	From September 2000

John Feakes	DFAT — Desk Officer, Middle East and Africa Branch	1995 to 1996

Tom Harley	BHP — Treasury, Special Project Manager	March 1989 to March 1994

	BHPP — Group Manager, Financial Structuring	April 1994 to December 1995

	BHPP — Group Manager, Business Development	December 1995 to April 1999

	BHP Billiton — Vice President, Mergers & Acquisitions	May 1999 to January 2004

	BHP Billiton — President, Corporate Development	January 2004 to present

Jim Lyons	BHPP — Group Manager, Legal	1995 to 2001

	BHPP — Regional Counsel, Australia and Asia	2001 to July 2004

	BHPP — Special Counsel (part-time)	July to December 2004

Relevant time
Individual	Positions held	period

John O’Connor	BHPP — Executive General Manager and Chief Executive Officer	February 1995 to August 1997

John Prescott	BHP — Managing Director and Chief Executive Officer	May 1991 to March 1998

Charles Stott	AWB — Marketing Officer, International Sales and Marketing (Melbourne)	1985 to 1987

	AWB — Head of Marketing, Europe and Middle East (London)	1987 to 1988

	AWB — Regional Manager, Marketing, Middle East, Africa and Europe (Melbourne)	1988 to March 1996

	BHPP — International Business Development Manager	March 1996 to 1998

	BHPP — Project Development Manager, Pipelines	1998 to June 2000

	AWB — General Manager, International Sales and Marketing	July 2000 to August 2001

	AWB — General Manager, Mergers, Acquisitions, Strategy and Business Development	September 2001 to September 2003

	AWB — General Manager, Landmark Rural Services	November 2003 to June 2006

1	Announcement of Internal Review — January 2006

On 19 January 2006, BHP Billiton issued a release announcing that it would undertake an internal review into the circumstances surrounding a shipment of wheat to Iraq in January 1996 and related events.

BHP Billiton made this announcement following comments made about the conduct of its wholly owned subsidiary, BHPP, during the opening of public hearings of the Cole Commission on 16 January 2006.

Those comments linked the 1996 Wheat Shipment with the alleged improper recovery, by Tigris, of an amount from the UN escrow account in late 2004.

BHP Billiton made further announcements in relation to the Internal Review in late January and February 2006, in which it undertook to conduct an extensive investigative process, supported by significant resources. Those announcements also promised the public release of the conclusions of the Internal Review, following the completion of the Cole Commission.

The Cole Report was released publicly on 27 November 2006. In it, Commissioner Cole made no findings as to possible breaches of the law by BHPP, BHP Billiton, or any of their current or former officers or employees. Commissioner Cole did make such findings in relation to Messrs Davidson Kelly and Stott, in their capacity as officers or employees of Tigris and AWB respectively.

2	BHP Billiton undertakes Internal Review

In February 2006, the CEO appointed a Steering Group to undertake the Internal Review. This appointment was noted by the Board.

The Steering Group was extensively supported in its work by Freehills, Deloitte, Tom Bathurst QC and BHP Billiton’s Head of Internal Audit.

It has had access to:
•	Submissions of Counsel Assisting dated 3 October 2006, BHP Billiton’s Reply Submissions dated 17 October 2006, and the Cole Report;

•	work undertaken by Freehills, which has been endorsed by Tom Bathurst QC, and, in relation to business compliance, by Deloitte and Internal Audit;

•	documents retrieved by BHP Billiton in response to three Notices to Produce issued by the Cole Commission to BHP Billiton between January and March 2006;

•	documents produced to the Cole Commission by other parties and entities, including AWB, the Australian Government, the UN and Tigris, that have been made publicly available; and

•	information from over 200 witnesses, including BHP Billiton witnesses (current and former employees) and Mr Stott, who was separately represented and attended the Cole Commission to be examined under oath principally in his capacity as an AWB employee.
The Steering Group has not had access to:
•	Messrs Davidson Kelly and O’Connor, who have refused to co-operate with the Internal Review. Mr Davidson Kelly also refused to co-operate with the Cole Commission;

•	documents held by Tigris, the Iraqi Government (and its various officials), and the UN, which were not made available to the Cole Commission; and

•	certain documents made available to the Cole Commission, including some confidential exhibits.
This Report sets out the Steering Group’s key findings as to whether:
•	BHP Billiton or BHPP has breached Australian law; and
•	any employee (or former employee) of BHP Billiton or BHPP has breached his or her duty to BHP Billiton or BHPP by breaching generally accepted business standards, including as set out in BHP Billiton’s policies and procedures.
In considering whether there has been a breach of law, the Steering Group’s work overlaps with the Cole Commission. In considering whether there has been a breach of duty, the Steering Group’s work extends beyond the Cole Commission.
3	Key Factual Questions

The following five key factual questions underlie the Internal Review:
1.	Was the 1996 Wheat Shipment a “gift” or a “debt” transaction?

2.	Was the 1996 Wheat Shipment subsequently ‘reformulated’ from a “gift” to a “debt” transaction?

3.	Did BHPP attempt to assign to Tigris a “debt” (connected with the 1996 Wheat Shipment), under the 2000 Agreement?

4.	Was BHP Billiton or BHPP involved in, or aware of, the steps taken by Tigris to recover moneys from Iraq in late 2004, purportedly in connection with the 1996 Wheat Shipment?

5.	Have BHP Billiton, BHPP, or any of their officers, ever held an interest in Tigris?
Immediately following the key factual findings, the Steering Group addresses whether or not the conduct involved breached Australian law or standards of business conduct.
Following those findings, the Steering Group has set out areas for improvement recognising, as it does, the importance of learning from this experience.
4	Was the 1996 Wheat Shipment a “gift” or a “debt” transaction?

4.1	The facts

The key factual findings of the Steering Group relating to the 1996 Wheat Shipment are as follows:
•	in early 1995, following the introduction of UN Sanctions in 1990, BHPP developed an interest in the Halfayah oil field in Iraq. BHPP was advised by DFAT in February 1995 that Australian companies could lawfully “pursue future business opportunities in Iraq, so long as no trade occurs until sanctions are lifted”;

•	Mr O’Connor recruited Mr Davidson Kelly on 28 February 1995, in part, to lead BHPP’s business development activities in Iraq;

•	BHPP first made direct contact with Iraq in April 1995, by letter of introduction from Mr O’Connor to the Iraqi Minister of Oil. This letter was followed by a meeting between Mr Davidson Kelly and the Minister in early June 1995. At that meeting, the Minister linked, for the first time, the opportunity to participate in the development of the Halfayah oil field with the provision of wheat to Iraq;

•	between September and November 1995, BHPP considered a number of proposals for a shipment of wheat to Iraq. BHPP actively pursued two proposals: to provide the wheat to Iraq on a debt basis (a five year letter of credit with interest repayable in oil if UN Sanctions were lifted, or cash); and to pay for the shipment on a gift basis;

•	BHPP’s objective, by either proposal, was to develop its reputation and standing in Iraq as against competitors in the future;

•	in late September 1995, Mr O’Connor sought Mr Prescott’s approval for the credit proposal. Mr Prescott, after expressing some concerns with the proposal, made it clear in writing in late October 1995 that he would only agree to the proposed wheat shipment if BHPP proceeded via DFAT and obtained UN approval. He regarded their backing as a clear measure of appropriateness;

•	BHPP sought DFAT’s approval for the letter of credit proposal in late October 1995. Mr Harley informed DFAT of BHPP’s requirement for confidentiality, its commercial objective and its concern to avoid a breach of UN Sanctions. DFAT told Mr Harley that a credit transaction was not permitted under the UN Sanctions, but that a gift transaction would be consistent with UN Sanctions. DFAT also separately communicated this to AWB;

•	after the credit proposal was refused by DFAT, Mr O’Connor told Mr Harley that he was willing for the wheat shipment to proceed as a gift;

•	Mr Prescott understood that the rationale for the gift proposal was to seek “to establish a reputation or standing in Iraq that might get [BHPP] a seat at the table when [BHPP was] able to negotiate commercial business with Iraq”;

•	at that time AWB was a government instrumentality. It had specific powers to handle and transport wheat. It was an offence at the time under Australian law to export wheat without the written consent of AWB. DFAT and the UN were aware of AWB’s role as the exporter of the 1996 Wheat Shipment and that the IGB was the intended recipient of the shipment;

•	in November 1995, AWB (as the exporter of the wheat) obtained approval from the 661 Committee for the export of 100,000 MT of wheat to Iraq, on the basis of “cash payment to be received through third parties”. A copy of this approval was passed on by AWB to BHPP;

•	BHPP, although not the exporter, also sought approval directly from DFAT for the wheat shipment to proceed as a gift. Mr Harley informed Mr Feakes of DFAT of the commercial rationale for the gift. Mr Feakes informed Mr Harley in early December 1995 that DFAT had no objection to BHPP providing the gift to Iraq;

•	Mr Harley prepared the memorandum from Mr O’Connor to Mr Prescott dated 5 December 1995 seeking approval for the transaction on the basis that it was a gift;

•	on 9 December 1995, Mr Prescott gave written approval for the wheat shipment to proceed on a “straight forward grant basis”, which Mr Prescott understood to be a gift, not a loan. The approval was within his authority;

•	on 21 December 1995, DFAT provided AWB with a permission to export the wheat (20,833 tonnes) in accordance with the Customs Regulations, which required any person planning to export goods from Australia to Iraq to obtain written permission from DFAT;

•	on 30 January 1996, AWB invoiced BHPP in the amount of US$4,999,920 for the shipment of wheat, which BHPP paid on 5 February 1996. The payment was recorded in the accounts of BHPP as a business development expense (non-deductible donation);

•	no tax deduction was ever claimed for the payment made by BHPP to AWB for the 1996 Wheat Shipment;

•	no debt was ever recorded in the accounts of BHPP in respect of the payment made by BHPP to AWB;

•	in March 1996, the Board of BHP discussed the 1996 Wheat Shipment and the fact that it was made as a donation; and

•	in June 1996, the Audit Committee of BHP discussed the 1996 Wheat Shipment and the fact that it was made as a donation.
The 1996 Wheat Shipment was, as set out above, variously referred to in contemporaneous documents as a “gift”, “donation” and “business development expense”.

As at January 1996, there was nothing to suggest that the 1996 Wheat Shipment was to proceed as a debt. Apart from the initial credit proposal, which was abandoned, there was no suggestion at the time that Messrs Davidson Kelly or Harley, or any other person, had been involved in the negotiation, or execution, of an agreement that provided for the 1996 Wheat Shipment to proceed as a debt. Mr Davidson Kelly told the Iraqis in January 1996 that the 1996 Wheat Shipment was a gift to the people of Iraq.

In conclusion, the 1996 Wheat Shipment was made as a gift.

4.2	Did BHPP breach Australian law in making the 1996 Wheat Shipment?

The Steering Group’s key findings in relation to whether BHPP breached Australian law in making the 1996 Wheat Shipment are as follows:
•	there was no breach of the Customs Regulations because AWB obtained DFAT’s permission for the exportation of the wheat to Iraq, as had to occur, under the Customs Regulations. BHPP independently sought DFAT’s permission;

•	BHPP did not breach the Crimes Act 1914 (Cth) because it did not mislead a government authority (DFAT or AWB) about the terms of the 1996 Wheat Shipment. It told both DFAT and AWB that the 1996 Wheat Shipment was to be a gift and it explained its commercial rationale; and

•	BHPP did not bribe a foreign official: DFAT was fully aware of the gift, and its commercial purpose; the gift was made to the Iraqi Government, not to a public official; and, in providing the gift to the Iraqis, BHPP hoped to forge a relationship with the Iraqi Government, not to cause it to act dishonestly.
BHPP also acted consistently with UN Sanctions because the 1996 Wheat Shipment was notified to the 661 Committee as a gift and approved by the 661 Committee, as required under Resolution 661.

4.3	Findings of Commissioner Cole

(a)	Key factual findings

Commissioner Cole’s key factual findings relating to the 1996 Wheat Shipment are as follows:
•	“as at December 1995: BHP[P], through Mr Prescott, had intended to enter into the transaction on the basis that it was a gift, and approved the transaction only on that basis”;

•	“AWB had both DFAT and UN approval on the basis of ‘cash payment to be received through third part[ies]’. That implied a gift by the third party, especially as proposed credit or deferred payment arrangements had been earlier expressly rejected by DFAT”; and

•	“the [1996 Wheat] [S]hipment was approved by BHPP, DFAT and the [UN] as a gift or grant and was delivered as such”.
These findings are consistent with the Steering Group’s findings as set out at part 4.1 above.

(b)	Key legal finding

Commissioner Cole found that BHPP did not mislead either the United Nations or DFAT in respect of the transaction.

This finding is consistent with the Steering Group’s findings as set out at part 4.2 above.

4.4	Did any officer of BHPP breach standards of business conduct in making the 1996 Wheat Shipment?

The primary issue in this period is whether the 1996 Wheat Shipment, as formulated and executed, was flawed and therefore constituted a breach of business conduct standards by the relevant officers involved. Before setting out the Steering Group’s key findings on this question, it is necessary make some preliminary comments.

(a)	Background

In 1995, a major part of BHPP’s strategy, as introduced by Mr O’Connor, was to seek opportunities to offset high risk exploration with proven undeveloped fields in politically “difficult” and “risky” locations. Under Mr O’Connor’s direction, BHPP pursued opportunities in Algeria, Pakistan, Syria and Iraq. BHPP took the view at the time that it was necessary to pursue strategic opportunities wherever they may be located, subject to compliance with the law and the application of generally accepted business standards (including as set out in BHP Billiton’s policies and procedures). That remains BHP Billiton’s position today.

Clearly, there were, and are, greater risks and pressures involved in pursuing and executing opportunities in “difficult” and “risky” locations such as Iraq. BHPP took a number of steps to mitigate the risks and pressures it faced in its early contact with Iraq.

First, BHPP approached DFAT in February 1995 about dealing with Iraq. DFAT advised BHPP that it could pursue business opportunities in Iraq, provided it did not trade prior to the lifting of UN Sanctions.

Second, BHPP prepared, and commissioned, various risk assessment reports in relation to Iraq in 1994 and 1995. These reports considered the general commercial and political risks of engaging in business with Iraq.

Third, Mr O’Connor involved Mr Prescott (as Managing Director and Chief Executive Officer of BHP) in the decision making process. Mr Prescott initially had significant reservations about the proposed shipment. He consulted with, among others, the Corporate General Manager of External Affairs and the Director of Public Policy of BHP. He received detailed papers on the proposal. Mr Prescott understood clearly the rationale for the proposed shipment, and said in oral evidence before the Cole Commission that BHPP was “seeking to establish a reputation or standing in Iraq that might get [BHPP] a seat at the table when [BHPP was] able to negotiate commercial business with Iraq”. Eventually, Mr Prescott decided to agree to the proposal if BHPP proceeded transparently via DFAT and obtained UN approval. He believed their approval would be a clear measure of the broader appropriateness of the proposal.

Fourth, AWB (as the exporter of the shipment) obtained the written approval of DFAT and the UN for the wheat shipment on the basis that it would proceed as a gift transaction, consistent with Mr Prescott’s conditions. BHPP, in addition, obtained separate approval from DFAT. BHPP made DFAT aware of the commercial rationale of the gift, as understood by Mr Prescott.

Fifth, BHPP considered at the time making a public release regarding its role in the 1996 Wheat Shipment. For business judgment reasons, a decision was made not to make a public disclosure.

(b)	Key findings

The Steering Group’s key findings in relation to the primary issue are as follows:
(1)	No specific guidance

The 1996 Wheat Shipment was an unusual transaction, as Mr Prescott (and others involved) recognised at the time. Accordingly, there was no specific policy or procedure in place at the time of any relevance. Neither the gift policy, nor the improper payments policy (both set out in a one page principles document known as the 1992 Business Conduct Guide), provided for these circumstances.

A feature of the unusual nature of the 1996 Wheat Shipment was its magnitude. The absence of policy or procedural guidance, and its size, meant that the issue needed to be (as it was) elevated to senior management. Mr Prescott, as the Managing Director and Chief Executive Officer of BHP, made the policy decision to proceed (on a conditional basis), in possession of all relevant information and after careful consideration. His decision was that DFAT and the UN should be the ultimate arbiters.

The Steering Group is of the view that Mr Prescott made a prudent and sensible decision on how to proceed.
(2)	General policy guidance
The 1992 Business Conduct Guide required the affairs of BHPP to be conducted at all times in accordance with the law and “high ethical standards”. It did not further define “high ethical standards”. The 1995 Executives’ Handbook required “satisfactory relations” with government.
The Steering Group considers that transparency, accountability and honesty are, and were at the time, key indicia of ethical behaviour relevant to the 1996 Wheat Shipment. In relation to the 1996 Wheat Shipment, it finds that as to:
•	transparency — the 1996 Wheat Shipment, including its rationale, was fully and accurately disclosed internally to the Chief Executive Officer of BHPP and the Managing Director and Chief Executive Officer of BHP. It was accurately recorded in BHPP’s accounts as a donation and BHP’s Board, and Audit Committee, were told that the 1996 Wheat Shipment was a donation. It was also fully and accurately disclosed externally to DFAT and, through DFAT, to the 661 Committee. Consideration was given at the time as to whether or not the 1996 Wheat Shipment should be disclosed publicly. For business judgment reasons, it was not;

•	accountability — the 1996 Wheat Shipment was approved by those senior people and key bodies who had the relevant authority to approve it (see above);

•	honesty — the 1996 Wheat Shipment was intended to be made as a gift, and was in fact made as a gift, consistent with representations made to AWB, DFAT and the 661 Committee.
By proceeding as he did, Mr Prescott was clearly conscious of the ethical risks of the proposed transaction to the reputation of BHP and BHPP. His requirement for DFAT and UN approval was designed to address those risks.

Accordingly, the 1996 Wheat Shipment was consistent with business conduct standards at the time it was made.

As to the delivery of the 1996 Wheat Shipment, BHPP used AWB, a government instrumentality, and an exporter well known to DFAT and the UN. It did not separately take steps to prove that delivery was, in fact, made to the intended recipient, the IGB, although delivery was subsequently confirmed by the Iraqi Government.

As to “satisfactory relations” with government, the Steering Group and the Commissioner found that BHPP expressly sought DFAT’s approval for the 1996 Wheat Shipment and that BHPP did not mislead DFAT in relation to the terms of the 1996 Wheat Shipment. When seeking approval for the 1996 Wheat Shipment, BHPP (through Mr Harley) disclosed its commercial objectives to DFAT. The Steering Group considers that BHPP acted appropriately in its dealings with DFAT in 1995 and that its conduct was consistent with then applicable policy.

(3)	Bribery
In general terms, a bribe is a payment of an undue reward to a person in a public office, made to influence that person’s behaviour in that office and to induce that person to act contrary to accepted rules of honesty and integrity.
The Steering Group has concluded that the 1996 Wheat Shipment was not a bribe because:
•	DFAT was fully aware of, and approved, the 1996 Wheat Shipment as a gift. BHPP informed DFAT of its commercial objective in providing the 1996 Wheat Shipment;

•	the gift was made to the Iraqi Government, not to a public official. BHPP’s payment for the 1996 Wheat Shipment was made directly to AWB; and

•	in providing the gift to the Iraqi Government, BHPP hoped to forge a relationship with that government, not to cause it to act dishonestly.
(4)	Other companies’ practice
An examination of corporate practices in the mid 1990s in relation to the provision of benefits to foreign governments, or foreign entities, indicates that various companies offered benefits to Iraq and other developing countries with the hope of obtaining future business concessions.

While this is not of itself evidence of appropriate practice, and while each transaction needs to be understood in its context, other major corporations were involved in conduct broadly analogous to the 1996 Wheat Shipment.
(5)	Overall finding
It follows from these key findings that the Steering Group is of the view that no individual acted in breach of his or her duties to BHPP in connection with the making of the 1996 Wheat Shipment by breaching a particular policy, or by breaching standards of business conduct.

4.5	Broader observations and areas for improvement in light of the 1996 Wheat Shipment

(a)	Broader observations

Notwithstanding the overall finding, the Steering Group has further considered whether BHPP would proceed in the same way today were the same proposal to come forward. The Steering Group makes the following observations:
(1)	The next generation of world class resources is likely to come from countries where the standards of business conduct may not be consistent with standards in developed countries. To deliver on BHP Billiton’s corporate objective of creating long term value for shareholders, BHP Billiton has a commercial obligation to continue to conduct business in countries that might be regarded as more “difficult” and “risky”. This includes countries like Iraq.

(2)	In conducting its business throughout the world, BHP Billiton has committed to do so, subject to compliance with:
•	applicable law (including the local law); and

•	the application of BHP Billiton’s own standards of conduct, which include generally accepted business standards, as set out in BHP Billiton’s policies and procedures, including its Charter and Guide to Business Conduct.
BHP Billiton sees this as a fundamental plank of its “licence (or right) to operate” and does not adjust down its standards when it operates in countries where a lower standard might be acceptable.

(3)	BHP Billiton also regards its licence to operate as including the implementation of programs designed to enhance its citizenship in communities in which it works.
While the 1996 Wheat Shipment was properly classified as a “gift” (and not a “debt”), the Steering Group recognises that it is a classification that could lead to confusion. The 1996 Wheat Shipment was variously described as a “gift”, a “donation” and as a “business development expense”. With few exceptions (the payments made to aid the relief effort following the Asian tsunami in 2004 being one), BHP Billiton does not make philanthropic payments. Any payment made must be tied to a legitimate business objective.
Building relationships and partnerships is fundamental to its business and its ability to work cooperatively with others, from business partners and governments to non-government organisations and host communities.
BHP Billiton’s Community Program, under which gifts or donations are made, has the objective of providing community assistance (through compensation, infrastructure building, donations and/or sponsorships) to local, regional and national communities. To ensure the necessary link is established between payments under the Community Program, and the business objective, the Community Program:
•	usually applies to communities in countries in which BHP Billiton has interests;

•	generally seeks to assist sustainable development rather than provide short term assistance;

•	is commonly undertaken in partnership with a charity or other not-for-profit organisation, and involves the community receiving the aid, to ensure (among other things) appropriate stewardship of the aid; and

•	normally pro-actively communicates BHP Billiton’s involvement, including by publishing that involvement in its Community Program reports (in particular, Yesterday, Today, Tomorrow (bi-annually) and The BHP Billiton Sustainability Report (annually)) and on its website.
BHP Billiton is committed to creating sustainable value for its host communities. In 2001, it introduced a target to spend 1% of its pre-tax profits (on a historic three year rolling average) on its Community Program. Since its introduction, BHP Billiton has met, or exceeded, this target. In 2005/06, BHP Billiton invested US$81.3 million (1.45% of its pre-tax profits on a three year rolling average) on community programs.

BHP Billiton has guidelines in place which govern the provision of community assistance under the Community Program, consistent with the principles set out above.

BHP Billiton recognises that its ability to operate effectively in countries that are more “difficult” and “risky”, and to responsibly manage its community programs, will be impaired if its reputation is damaged. While it is never possible to guarantee that a company of BHP Billiton’s size and spread will not find itself before inquiries of this kind in the future, BHP Billiton must take all available steps to ensure that each of its employees, agents and contractors knows, and implements, the standards of conduct that reflect the commitments made in BHP Billiton’s Charter and Guide to Business Conduct.

BHP Billiton particularly recognises that great care must be taken to ensure that any gifts or donations (made, as they will be, as part of a business objective) are closely controlled and made strictly in accordance with those commitments. While the link between the 1996 Wheat Shipment and BHP Billiton’s underlying commercial objective was made clear within BHP and to DFAT and the UN, BHP Billiton needs to ensure that whatever label attaches to payments (ie “gift” or “donation”), any underlying business objective is clear.

Since the 1996 Wheat Shipment was made, BHP Billiton has made a considerable number of enhancements to its practices and processes that it believes better protect the company from the risk of this kind of reputational damage. These are outlined at part 4.5(b) below. Having had the benefit of the Internal Review, the Steering Group considers that a number of additional enhancements should be made. These are outlined at part 4.5(c) below.

(b)	Developments since the 1996 Wheat Shipment

As to BHP Billiton’s dealings with “difficult” and “risky” countries, BHP Billiton has, as part of the policy and procedure enhancements made since 1996:
•	introduced Country Risk Protocols that are focussed on the quantification of a ‘country risk premium’ for financial evaluation purposes. These serve as “red flags” for assessing country risk; and

•	established, in early 2006, a Country Risk project team (under the sponsorship of the Chief Financial Officer) to enhance the Country Risk Protocols beyond financial evaluation by developing processes for Country Risk assessment, project and opportunity evaluation, and country entry.
In relation to BHP Billiton’s community development, gifts and donations programs, BHP Billiton has, since the 1996 Wheat Shipment, made significant enhancements to the Guide to Business Conduct. Those enhancements cover a range of matters, including the provision of financial inducements. They have been designed to give BHP Billiton’s employees and contractors effective and practical guidance on what amounts to acceptable and unacceptable conduct. In developing that guidance, BHP Billiton has:
•	had regard to Australia becoming a signatory to the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;

•	had regard to the United Nations Global Compact, to which it is a signatory;

•	implemented governance structures to provide policy guidance on and oversight of community programs, some of which are publicly available and include: Corporate Community Programs Guidelines, Community Development Principles, Managing Community Programs, Reporting Community Contributions, and Health, Safety, Environment and Community Management Standards;

•	established a Global Ethics Panel, which includes external independent membership, and meets on a regular basis and assesses issues relating to ethics and business conduct;

•	established a Forum for Corporate Responsibility, comprised of representatives from leading non-government organisations who provide advice to the CEO on sustainable development issues, including business conduct issues.
BHP Billiton has also had regard to the OECD Working Group’s Report on “Bribery in International Business Transactions” (dated January 2006), and a recent study by the Centre for Australian Ethical Research (dated March 2006), and has implemented strong governance and controls around these particular risks through its Guide to Business Conduct.
The Steering Group is satisfied that the policies, standards and guidelines governing business conduct have been significantly and effectively enhanced in practice since 1996.
The Steering Group is also satisfied that there are robust processes in place to ensure employees are aware of the required standards of business conduct. These include personal “sign off” by managers that they have read and understood the Guide to Business Conduct and that they have implemented processes to ensure that colleagues for whom they are responsible have also read and understood the Guide to Business Conduct. Efforts are made to provide practical guidance on how to interpret the Guide to Business Conduct and a worldwide Helpline exists for employees to ask questions or to express concerns about business conduct issues.

Notwithstanding that position, the Steering Group recognises that BHP Billiton’s ability to effectively operate its business depends on the maintenance of its reputation in these vital areas. Accordingly, some areas for improvement have been identified below.

(c)	Areas for improvement

As the 1996 Wheat Shipment was a one-off transaction, and was provided to a country in which BHP was not conducting business at the time, it would not clearly fall within the scope of the BHP Billiton Community Guidelines or other current policies (as referred to above).

In addition to the mechanisms outlined above that have been implemented by BHP Billiton since the 1996 Wheat Shipment, the Steering Group recommends that:
•	in dealing with “difficult” and “risky” countries, BHP Billiton ensures that its Country Risk project, which deals with:
•	processes for integrated country assessment;

•	guidelines for enhanced project evaluation;

•	protocols for country entry; and

•	systems for capturing country risk data,
is integrated with its Enterprise Wide Risk Management System;
•	in relation to BHP Billiton’s community development, gifts and donations programs, BHP Billiton directs the Global Community Programs Panel (comprised of relevant stakeholders, including asset representatives) and/or the Global Ethics Panel, as appropriate, to:
•	clarify key criteria for appropriate community payments, donations, sponsorships and business development expenditure of universal application and amend, as appropriate, community program definitions and guidelines (including in relation to donations); and
•	in particular, determine whether:
•	a distinction should be drawn between countries in which BHP Billiton has existing operations and countries in which BHP Billiton has no presence;

•	there are adequate systems in place (including training) to properly capture unusual transactions, recognising the importance of individual judgment in this process; and

•	appropriate assurance and audit processes for ongoing community development contributions are in place, including in relation to ensuring that such contributions reach their intended recipients; and
•	the Global Ethics Panel review the mechanisms employed to ensure that agents and contractors are also aware of the required standards of conduct and that sufficient practical guidance on application is made available to all employees, agents and contractors.
5	Was the 1996 Wheat Shipment ‘reformulated’ from a “gift” to a “debt” transaction?

5.1	Facts

The key factual findings of the Steering Group relating to whether the 1996 Wheat Shipment was ‘reformulated’ from a gift to a debt transaction are as follows:

•	Mr Stott took up the position of Manager International Development with BHPP on 18 March 1996, at Mr Davidson Kelly’s instigation, and with Mr O’Connor’s agreement. Mr Stott worked on Iraq business and reported to Mr Davidson Kelly;

•	following inconsistent communications from DFAT as to the acceptability to the UN of credit arrangements, BHPP (led by Mr Stott) had a number of discussions with DFAT between March and May 1996 as to whether additional wheat shipments could be provided to Iraq on a credit basis. Ultimately, BHPP did not, in fact, provide any further wheat shipments to Iraq;

•	in May 1996, BHPP (through Mr Stott and Mr Lyons) discussed with DFAT whether it would be possible to ‘reformulate’ the 1996 Wheat Shipment from a gift to a credit arrangement. In the course of those discussions, Mr Stott raised the possibility of some form of “side letter” arrangement with Iraq to this effect. It appears that these discussions occurred because at least Mr Davidson Kelly wanted BHPP to be able to provide further wheat shipments;

•	on 27 May 1996, DFAT advised BHPP in writing that any ‘reformulation’ would not be permissible. The letter was provided to Mr Harley, and distributed by him to at least Messrs Stott, Lyons and Davidson Kelly;

•	later that day, Mr Stott asked AWB to send all of the original shipping documents for the 1996 Wheat Shipment to BHPP. He said he wanted the documents so that BHPP could demonstrate at a later time that it had paid for the wheat. In early June 1996, AWB provided the shipping documents to Mr Stott, who arranged for them to be placed into safe custody;

•	in June 1996, Mr Stott prepared a draft letter to Mr Daoud of the IGB. The draft letter appears to be a “side letter” of the kind that DFAT had cautioned against in May 1996. The draft letter, dated 21 June 1996, referred to the initial credit proposal and “suggested” that BHPP continue to hold the original shipping documents, and “receive value", consistent with the original understanding, by presenting those original documents to the IGB or the Central Bank of Iraq. Mr Stott concluded the letter by asking for “comments/suggestions” as to this or “some other proposal". The draft letter contained the handwritten words “Cleared with Jim Lyons”. Mr Lyons could not recall in his evidence whether he provided clearance in relation to that particular draft letter. Mr Stott provided the draft letter to Mr Davidson Kelly. Mr Harley was not aware of, or involved in the drafting of the draft letter dated 21 June 1996;

•	it appears, in any event, that the draft letter was never finalised and sent. The only subsequent reference to it was in October 2000, when Mr Davidson Kelly provided Mr Stott (then back at AWB) with an unsigned copy. Mr Davidson Kelly did not refer to it in any letters to AWB, or to the Iraqis, in connection with Tigris’ recovery efforts from October 2000. Notwithstanding that, this letter should never have been prepared; and

•	Mr Davidson Kelly knew that he needed Mr O’Connor’s and Mr Prescott’s approval to change the 1996 Wheat Shipment from a gift to a loan. There is no suggestion that he sought either Mr O’Connor’s or Mr Prescott’s approval to this draft letter. Mr Prescott never saw it.
In conclusion, notwithstanding the matters outlined above, the 1996 Wheat Shipment was not ‘reformulated’ from a gift to a debt transaction by BHPP in 1996, or subsequently.

5.2	Did BHPP breach Australian law by ‘reformulating’ the 1996 Wheat Shipment?

As the 1996 Wheat Shipment was not ‘reformulated’ by BHPP, the Steering Group considers that the legal position remains as set out at part 4.2 above. In summary, BHPP did not breach Australian law and acted consistently with UN Sanctions.

5.3	Findings of Commissioner Cole

(a)	Key factual findings

Commissioner Cole’s key factual findings relating to whether the 1996 Wheat Shipment was ‘reformulated’ from a gift to a debt transaction are as follows:
•	the proposal to ‘reformulate’ the 1996 Wheat Shipment was rejected by DFAT; and

•	it “seems unlikely” that the letter of 21 June 1996 was sent.

These findings are consistent with the Steering Group’s findings as set out at part 5.1 above.
(b)	Key legal findings

Commissioner Cole made no adverse findings as to the conduct of BHPP set out at 5.1 above. This is consistent with the Steering Group’s findings as set out at part 5.2 above.

5.4	Did any officer of BHPP breach standards of business conduct in the attempted ‘reformulation’ of the 1996 Wheat Shipment?

As the Steering Group found that the available evidence does not establish that the 21 June 1996 letter was sent, it considers that no officer or employee of BHPP breached his or her duties to BHPP by breaching a particular policy, or by breaching generally accepted business standards.

However, the Steering Group considers the letter of 21 June 1996 should never have been contemplated, let alone prepared, given DFAT’s unequivocal rejection, of the ‘reformulation’ proposal, set out in its 27 May 1996 letter. The letter reflected, in the Steering Group’s view, an error of judgment on the part of those involved, in particular, Mr Stott.

As to “satisfactory relations” with government, Mr Stott appears to have contemplated ignoring DFAT’s advice and establishing a new “side letter” arrangement with the IGB. This was inappropriate, in circumstances where Mr Prescott was not consulted. As, however, the available evidence does not establish that the 21 June 1996 letter was sent, the Steering Group is of the view that, on the final analysis, no individual acted inappropriately and/or inconsistently with generally accepted business standards, in his or her dealings with DFAT in 1996.

5.5	Broader observations and areas for improvement in light of the attempted ‘reformulation’ of the 1996 Wheat Shipment

In light of the finding set out at part 5.4 above in relation to the contemplation and preparation of the letter of 21 June 1996, and other failings set out below, the Steering Group has examined the circumstances in which Messrs Davidson Kelly and Stott came to be appointed. In this regard, the Steering Group has identified as secondary failings that, in breach of clear BHP policy at the time (as contained in the Staffing Authorities Guide, Corporate Authorisation Guide and Staffing Manual):
•	reference checks were not (it appears) carried out in relation to the appointment of Messrs Davidson Kelly and Stott (in 1995 and 1996 respectively); and

•	requisite approvals for Mr Davidson Kelly’s appointment from Mr Prescott were not obtained.
While the Steering Group cannot opine on whether conducting these checks and approvals would have caused BHPP not to appoint either or both of Messrs Davidson Kelly or Stott (given the apparent information available as to each at the time), they should nevertheless have been undertaken.

In light of this failure of policy implementation, and in recognition of the need for policies and procedures to be effective in practice, the Steering Group recommends that BHP Billiton review and assess the reach of its current policies and procedures governing recruitment (including training) to determine whether there are any systemic issues that need to be addressed in relation to implementation.

6	Did BHPP attempt to assign to Tigris a debt (connected to the 1996 Wheat Shipment) under the 2000 Agreement?

6.1	The facts

The key factual findings of the Steering Group relating to the 2000 Agreement are as follows:
•	BHPP continued to negotiate with Iraqi officials in relation to the Halfayah oil field during 1996 and 1997. During those negotiations, the Iraqis asked BHPP to make a US$100 million loan to Iraq for humanitarian supplies. Mr Stott discussed such a proposal with DFAT in February 1997. DFAT was not supportive of the proposal, taking the same position it did in May 1996. The proposal was later promoted by Mr Davidson Kelly (in October 1997) and ultimately rejected by Mr Prescott;

•	Mr Aiken replaced Mr O’Connor as the Chief Executive Officer of BHPP in October 1997. In August 1998, BHPP’s Executive Committee agreed that BHPP would not fund or engage in any further activity in Iraq in the short term;

•	between late 1998 and early 2000, Mr Davidson Kelly’s role within BHPP changed, from a full time internal consultant, to a part time consultant. By mid 1999, Mr Stott’s role at BHPP had effectively become redundant. In June 2000, his employment with BHPP was terminated and he returned to AWB on 10 July 2000;

•	Mr Stott and Mr Davidson Kelly each referred to the 1996 Wheat Shipment as a “debt” for the first time in emails in early May 2000 (Mr Stott did so in an email dated 2 May 2000 and Mr Davidson Kelly in an email dated 9 May 2000), despite knowing that there was no debt to collect, and that DFAT was opposed to any credit arrangement. Mr Aiken believes that this was probably the first time he had heard of a “debt” being owed to BHPP by Iraq. He enquired at this time of a member of BHPP’s Finance department as to whether there was such an item recorded in the accounts and was told there was not. Mr Aiken formed the view at that time that it was highly unlikely any amount would be recovered;

•	Mr Harley responded to Mr Stott’s email of 2 May 2000 (which was forwarded to him by Mr Davidson Kelly) by suggesting that they meet to discuss. That meeting did not occur. In his statement, Mr Harley said that he recalled saying to Mr Aiken, in or about early May 2000, that “there was no debt”. Mr Harley cannot recall whether he told Mr Aiken of the background to the 1996 Wheat Shipment, including DFAT’s views that it could not proceed as a debt;

•	Mr Aiken said in his statement that, while it is likely that he spoke with one or both of Mr Harley or Mr Lyons about the possible “debt” around that time, he had no recollection of doing so. Mr Aiken said in his statement that his focus was on the present. He said that he did not, at any stage, make enquiries concerning the terms upon which the 1996 Wheat Shipment had been made. His immediate concern was about the potential impact on BHPP’s accounts. Notwithstanding that, he said that he did not know if there ever was a “debt”, to the best of his knowledge;

•	consistent with his statement, Mr Aiken said initially in oral evidence that he never ventured to find out whether or not the 1996 Wheat Shipment had been regarded as a debt or gift in 1996. His further oral evidence as to his knowledge was more specific. He agreed, in cross-examination, with the statement that “the concept of it being a gift was not something he had learnt of”;

•	in mid May 2000, Mr Davidson Kelly proposed to Mr Aiken that an entity established by him take over BHPP’s position in Iraq, suggesting that BHPP could choose to “back in” on any project and obtain a 25% interest. Mr Davidson Kelly also wanted the benefit of any recovery related to the 1996 Wheat Shipment, and proposed a 75/25 split. Mr Aiken was generally attracted to Mr Davidson Kelly’s proposal to take on BHPP’s business in Iraq, as it was a convenient means for BHPP to fully withdraw from Iraq (while preserving an option to participate in the future) and to part company with Mr Davidson Kelly, who, given the change in BHPP’s strategic direction, was not actively engaged;

•	Mr Aiken directed that Mr Harley not be involved in the negotiations relating to Mr Davidson Kelly’s exit arrangements from May 2000. Mr Harley had no involvement in those negotiations;

•	in early June 2000, Mr Davidson Kelly sent to Mr Aiken a draft agreement, which Mr Davidson Kelly had probably prepared. The draft agreement contained a “transfer and assign[ment]” of “all, if any, rights it [BHPP] may have” to the “Grain Board Receivable” and referred to the “recovery in cash or in kind of amounts possibly owing” by Iraq. Mr Aiken asked Mr Lyons to take forward the negotiation and preparation of the draft agreement. Mr Lyons made limited changes to the draft agreement and provided no overarching advice in relation to the lawfulness of the proposed transfer and assignment, notwithstanding his knowledge of the history of the 1996 Wheat Shipment. The final draft agreement was, inappropriately, more consistent with the assignment of a “debt” than a gift;

•	Mr Davidson Kelly prepared a draft letter, addressed “To Whom It May Concern” in relation to the “Grain Board Receivable”, for BHPP to sign. The draft letter was given to Mr Lyons on 7 September 2000. It was not materially amended by him. It stated that: “... BHPP has assigned to Tigris all its rights to receive value from the Grain Board of Iraq, or its assignee, in relation to the ... [1996 Wheat Shipment]...”. The letter was also (inappropriately) more consistent with the assignment of a “debt”;

•	Mr Davidson Kelly also prepared a draft letter from BHPP to the Iraqi Ministry of Oil, which purported to represent his entity as an agent of BHPP. Mr Lyons was uncomfortable with that representation and advised Mr Aiken to that effect. Mr Aiken agreed with Mr Lyons. Mr Davidson Kelly ultimately recast the draft letter into an acceptable form; and

•	the 2000 Agreement and the “To Whom It May Concern” letter were signed by Mr Aiken on 13 September 2000, in the presence of Mr Lyons. Mr Aiken read the draft agreement reasonably carefully. Mr Lyons did not draw any particular issues to his attention. Mr Aiken had not previously seen the letter. He believes he glanced at the “To Whom It May Concern” letter and assumed it was in accordance with the 2000 Agreement, before signing it.
In conclusion, BHPP:
•	through the 2000 Agreement, purported to assign to Tigris something more akin to a “debt” than anything else. BHPP could not, however, as a matter of law, confer a right in Tigris to recover a “debt” from Iraq, because no debt existed. BHPP could not convert a “gift” to a “debt” without the agreement of the Iraqi Government. No such agreement was ever entered into by BHPP; and

•	did not appoint Tigris as its agent. It transferred the entirety of the “Grain Board Receivable” to Tigris, retaining a right to be paid 25% if any money was recovered. Tigris was given complete discretion to deal with this “right” without further BHPP involvement. BHPP expressly disclaimed any agency relationship.

6.2	Did BHPP breach Australian law by attempting to assign to Tigris a debt under the 2000 Agreement?

The key finding of the Steering Group as to whether BHPP breached Australian law in relation to the 2000 Agreement is that BHPP did not breach the Crimes Act 1914 (Cth) by executing the 2000 Agreement or the “To Whom It May Concern” letter. It made no representation to the Commonwealth or a public authority in doing so.

Further, the Steering Group has found BHPP did not act inconsistently with UN Sanctions by executing the 2000 Agreement or the “To Whom It May Concern” letter because neither changed the original character of the 1996 Wheat Shipment.

The disconnect between the 2000 Agreement and the “To Whom It May Concern” letter, and recovery by Tigris are discussed at parts 6.3 and 7 below.

6.3	Findings of Commissioner Cole

(a)	Key factual findings

Commissioner Cole’s key factual findings relating to the 2000 Agreement are as follows:
•	“BHPP assigned the IGB’s purported liability to repay BHPP for the cost of the [1996 Wheat Shipment]”. It assigned all its rights to Tigris, subject to a right to receive 25% of any recovery by Tigris;

•	Tigris was not an agent of BHPP. “Mr Davidson Kelly [inaccurately] stated that Tigris had been appointed as agent to recover the debt when in fact it was the assignee of the ‘Grain Board receivable’”;

•	Mr Aiken was “at no stage ... aware that the 1996 [Wheat] [S]hipment was a gift”;

•	“Mr Aiken signed the [2000] [A]greement under a misunderstanding as to the real facts of the 1996 [Wheat] [S]hipment.” The 2000 Agreement did contain a qualification or reservation that “BHPP makes no representations and gives no warranties as to the validity of the claim”;

•	“Mr Aiken would not have signed the letter “To Whom It May Concern” [which contained no qualification or reservation] ... had he been told there were no such rights, and in particular no right to seek payment”;

•	“Mr Lyons knew Mr Davidson Kelly was trying to persuade Iraq to pay for the [1996 Wheat Shipment] which had been a gift.” Mr Lyons did not tell Mr Aiken that the 1996 Wheat Shipment was a gift;

•	Mr Harley’s evidence that he told Mr Aiken that the shipment to Iraq was a gift should not be accepted. “Had [Mr Harley] done so... Mr Aiken would not have signed the [“To Whom It May Concern” letter]”;

•	“BHPP assisted Tigris in pursuing repayment of a gift ... by allowing Tigris to represent to Iraq that BHPP regarded the cost of the [1996 Wheat Shipment] as being a ‘receivable’ to be repaid by Iraq”;

•	“[w]hether any such representation would have any consequence depended upon the view of the transaction held by Iraq”;

•	“BHPP so acted by mistake because Mr Aiken, who had no personal knowledge of the 1996 [Wheat] [S]hipment, was not told at any time that the shipment had been approved by the Managing Directors of both BHP and BHPP only on the basis that the transaction was a gift, and further they had required both DFAT and [UN] approval which also was given only on the basis that the transaction was a gift”; and

•	“[w]hat use Tigris and Mr Davidson Kelly made of [the “To Whom It May Concern” letter] was entirely a matter for them ... Mr Davidson Kelly was fully aware that the [1996 Wheat] [S]hipment had been made by BHPP as a gift”.
The Steering Group agrees that Mr Aiken executed the 2000 Agreement in ignorance of the fact that the initial shipment was a gift. It does not, however, follow from this that the conversation that Mr Harley recalls having had with Mr Aiken in or about May 2000 did not occur. When the conversation was put to Mr Aiken in cross-examination, he could not recall it.
Mr Harley was not cross-examined or challenged on his evidence in relation to the conversation. Any conversation that took place appears likely to have been informal, while the two were travelling together in the US. It was not reduced to writing. It is likely that any such conversation had a limited impact on Mr Aiken, in circumstances where:
•	only two emails had been circulated on the issue, both being prior to any proposal being advanced in relation to any “debt”; and
•	at Mr Aiken’s direction, Mr Harley was soon after excluded from discussions (ie. from mid May 2000), and therefore did not participate in any negotiations with Mr Davidson Kelly that ultimately led to the execution of the 2000 Agreement in September 2000.
The Steering Group agrees that Mr Lyons did not tell Mr Aiken that the 1996 Wheat Shipment was a gift, but notes that Mr Lyons’ involvement in Mr Davidson Kelly’s actions in trying to persuade Iraq to pay for the 1996 Wheat Shipment was limited to his involvement in the negotiation and preparation of the 2000 Agreement.

The Commissioner found, as referred to above, “BHPP assisted Tigris in pursuing repayment” and that “whether any such representation [in the “To Whom It May Concern” letter] would have any consequence depended upon the view of the transaction held by Iraq.”

Commissioner Cole’s subsequent analysis evidences no link between the “representation” and the payment of the Tigris “debt”.

In addition, the Steering Group notes that:
•	there is no evidence that the “To Whom It May Concern” letter was provided to the Iraqis. It was not referred to in, or attached to, any correspondence sent by Tigris to the IGB, or the Iraqi Ministry of Oil, that was made available to the Cole Commission. For example, Mr Davidson Kelly, in his letter to the Iraqi Vice President in April 2002, lists “key documents” relating to the “receivable” without referring to the “To Whom It May Concern” letter; and

•	there is no evidence that the Iraqis, even if they received a copy of the “To Whom It May Concern” Letter, were deceived by it. As stated in the Cole Report, Mr Stott noted in an email to Mr Davidson Kelly in October 2000 that Mr Davidson Kelly’s “challenge/risk” in relation to recovering the ‘receivable’ was Mr Al-Fathi, and that if Mr Al-Fathi “runs around saying it was a gift then it is going to be tough.” Mr Al-Fathi was a Senior Advisor at the Iraqi Ministry of Oil at the time of the 1996 Wheat Shipment. As a senior officer in the Iraqi Government, he therefore had knowledge of the true position in 1996 and 2000. Also, the IGB did not acknowledge that a “debt” was owing until 21 months after it was first raised by Mr Stott in October 2000.
Accordingly, the Steering Group has found no evidence that would suggest that the “To Whom It May Concern” letter played any part in the payment of the Tigris “debt”.

The Steering Group also agrees with the Commissioner’s finding that Mr Davidson Kelly was fully aware that the 1996 Wheat Shipment had been made by BHPP as a gift, and the use that was made of the “To Whom It May Concern” letter by Mr Davidson Kelly and Tigris was “entirely a matter for them”.

The Steering Group otherwise agrees with Commissioner Cole’s findings set out above.

(b)	Key legal findings

Commissioner Cole made no adverse legal finding as to BHPP’s execution of the 2000 Agreement and “To Whom It May Concern” letter.

This overall view accords with the Steering Group’s conclusions, as set out at parts 6.2 above and 7.2 below.

6.4	Did any officer of BHPP breach standards of business conduct in relation to the 2000 Agreement and related conduct?

The primary business conduct issue in this period is how the 2000 Agreement, as executed, contained terms that suggested that the 1996 Wheat Shipment was a debt transaction rather than a gift. In the Steering Group’s view, this occurred because at least Messrs Davidson Kelly, Stott and Lyons failed to act with reasonable care. In the case of Mr Davidson Kelly, it is possible that his acts and omissions were motivated by other considerations, given that he later directly benefited from the assignment of the “debt”.

In relation to Mr Stott, by asserting in 2000, contrary to his knowledge in 1996, that the Iraqi Government was indebted to BHPP for the 1996 Wheat Shipment, the Steering Group considers that he did not exercise reasonable care in the discharge of his duties to BHPP.

Similarly, the Steering Group considers that, by not correcting Mr Stott’s assertion, and by asserting to Messrs Aiken and Lyons (and others), contrary to his knowledge, that there was a potential debt owing to BHPP for the 1996 Wheat Shipment, Mr Davidson Kelly did not exercise reasonable care in the discharge of his duties to BHPP.

Mr Harley reported to Mr Davidson Kelly. In May 2000, given his reporting relationship, Mr Harley was directed by Mr Aiken not to be involved in, and was not thereafter involved in, the negotiations with Mr Davidson Kelly which ultimately led to the execution of the 2000 Agreement. Mr Harley was aware that Mr Lyons was involved in the negotiations with Mr Davidson Kelly. Given that he was removed from the negotiations, and given his knowledge of Mr Lyons’ involvement and familiarity with the history of the 1996 Wheat Shipment, the Steering Group considers that Mr Harley acted reasonably by not doing anything between the cessation of his involvement in May 2000, and the execution of the 2000 Agreement on 13 September 2000.

In the Steering Group’s view, Mr Lyons did not act with reasonable care in the discharge of his duties to BHPP in relation to the 2000 Agreement. He included terms in the 2000 Agreement that were inconsistent with his knowledge, and failed to advise on the lawfulness of the 2000 Agreement.

Mr Aiken had not been involved in the 1996 Wheat Shipment or its aftermath. The Steering Group considers that he was entitled to rely on Mr Lyons, an experienced lawyer, who had carriage of the negotiations with Mr Davidson Kelly. He knew Mr Lyons had detailed knowledge of the history of the 1996 Wheat Shipment.

6.5	Broader observations and areas for improvement in light of the 2000 Agreement and related conduct

The Steering Group has found that the events of 2000 were not caused by inadequate systems or controls but rather by personal failings on the part of Messrs Davidson Kelly, Stott and Lyons.

The Steering Group has, in light of this, examined:
•	the circumstances surrounding the appointment of Mr Davidson Kelly (see part 5.5 above) and the arrangements that were agreed with him;
•	the nature of the negotiations with Mr Davidson Kelly in relation to his proposal to take over BHPP’s position in Iraq, given his role as a senior officer of BHPP; and

•	the decision to assign BHPP’s position in Iraq to Tigris.
The Steering Group has found some secondary failures in relation to the appointment of Mr Davidson Kelly (see part 5.5 above), the arrangements that were agreed with him, and the performance management of him.

While it has not identified any failures in relation to the nature of the negotiations with Mr Davidson Kelly, and the decision to assign BHPP’s position in Iraq to Tigris, the Steering Group recommends action to be taken to strengthen existing practices, as referred to below.

(a)	Arrangements agreed with, and the performance management of, Mr Davidson Kelly

Mr Davidson Kelly was appointed as an independent contractor for an unspecified period, and performance appraisals were not (it appears) routinely conducted, in breach of appropriate practice, and BHP policy, at the time.

Currently, the general position taken by BHP Billiton is that, where a role is “project based” (that is, for a fixed period of time with clear milestones), the person responsible for undertaking that project is usually hired as an employee (rather than an independent contractor) on a fixed term contract.

The Guide to Business Conduct contains guidelines on the engagement and management of independent contractors. The Steering Group recommends that:
•	the Guide to Business Conduct be amended (where appropriate) to provide further guidance as to these matters; and
•	the standard fixed term contract be amended (where appropriate) to ensure that appropriate provisions are included as to duration, termination, authority levels, duties and responsibilities, delegation, non-competition, compliance with BHP Billiton policies and procedures, and performance appraisals.
(b)	Negotiations with Mr Davidson Kelly

BHPP negotiated with Mr Davidson Kelly, a senior officer of BHPP, in the lead up to the 2000 Agreement. This did not constitute a breach of policy or appropriate practice as Mr Aiken consented (reasonably) to the position of conflict that Mr Davidson Kelly was in.

As to the current position in relation to conflicts of interest, BHP Billiton’s Guide to Business Conduct prohibits conflicts of interest, particularly in relation to potential competitors or partners of BHP Billiton. Further, operation of outside businesses that may create actual or perceived conflicts is prohibited. Employees are required to receive approval under an established approvals framework before accepting directorships in other corporations. There is also a provision relating to conflicts of interest in BHP Billiton’s Executive Employment Contracts.

Notwithstanding the overall finding on conflicts, and the fact that the Guide to Business Conduct contains detailed provisions on conflicts, the Steering Group recommends that the Guide to Business Conduct be amended (where appropriate) to provide further practical guidance on dealing with conflict of interest situations created by BHP Billiton’s workforce, including through training.

(c)	Assignment to Tigris

BHPP did not conduct independent background checks of Tigris prior to entering into the 2000 Agreement. This did not constitute a breach of policy, or appropriate practice, as Mr Davidson Kelly provided evidence of the incorporation of Tigris, and represented that he had effective control of Tigris, in September 2000. Mr Davidson Kelly was also well known to BHPP, and BHPP had no reason to doubt his bona fides at that time.

As to the current position in relation to the use of third parties and agents, the Guide to Business Conduct requires that the reputation and qualifications of a potential third party or agent be thoroughly checked, and, if a contract is entered into, that adequate performance monitoring take place. BHP Billiton’s Due Diligence Guidelines provide a comprehensive checklist of steps to be taken in relation to the selection of third parties or agents.

The Steering Group recommends that:
•	the Guide to Business Conduct be amended (where appropriate) to provide further practical guidance on selecting contracting parties and potential joint venture parties, including through training; and
•	existing relevant documentation, including BHP Billiton’s Due Diligence Guidelines, Contracts & Commitments Policy, Investment Standards and Mergers, and Divestments & Acquisitions Handbook, be amended (where appropriate) to ensure relevant business conduct and governance considerations have been thoroughly incorporated.
7	Was BHP Billiton or BHPP involved in, or aware of, the steps taken by Tigris to recover moneys from Iraq in late 2004, purportedly in connection with the 1996 Wheat Shipment?

7.1	The facts

BHP Billiton was not involved in, or aware of, Tigris’ efforts to recover moneys from Iraq. It has become aware of Tigris’ activities subsequently from evidence submitted to the Cole Commission.

The key factual findings of the Steering Group relating to the successful recovery of moneys from Iraq by Tigris, which spanned four years, and a change of regime, and the knowledge and involvement of BHP Billiton or BHPP, are set out below. These factual findings are based on the evidence submitted to the Cole Commission.

As to Tigris’ recovery of moneys:
•	Tigris commenced its efforts to recover the “Grain Board Receivable” from the IGB two days after the 2000 Agreement was executed. Tigris initially sought, with the assistance of AWB, to have the IGB “acknowledge” the existence of a debt, by requesting AWB to hand letters from Tigris to the IGB during its visits to Iraq. It did not simply request payment. Much later, in October 2002, Tigris and AWB agreed on a fee of $500,000 for AWB’s efforts in assisting with the recovery;

•	Mr Davidson Kelly communicated directly with the IGB, both in person and in writing, in late 2000 and early 2001, in an effort to secure the acknowledgement. He offered to work in Iraq in advance of UN approval. In April 2002, Mr Davidson Kelly wrote to the Iraqi Vice President;

•	it appears that the IGB eventually acknowledged the “debt” to Tigris during meetings with AWB in June 2002, 21 months after AWB’s first attempts to secure an acknowledgement;

•	Tigris proposed various mechanisms for repayment to the IGB via AWB. The ultimate mechanism for repayment (involving “loading up” the price of future wheat contracts with AWB) appears to have been generally agreed in meetings between AWB and the Iraqi Minister of Trade in October 2002;

•	in early December 2002, AWB reached agreement with the Iraqis for the supply of 1m tonnes of wheat, split across two contracts, A1670 and A1680. These two contracts included as an additional amount a surcharge of US$8.375 per tonne for the Tigris “debt”. This surcharge was not disclosed in the contracts;

•	Contracts A1670 and A1680 were approved by the 661 Committee in January 2003 and DFAT issued a Permission to Export for A1680 in February 2003. The stated method of payment was from the UN Iraq Account in accordance with Resolution 986;

•	Tigris sought to reach an agreement with AWB for the payment of the moneys recovered from Iraq. In May 2003, Mr Davidson Kelly provided AWB with a draft agreement;

•	various iterations of the draft agreement between Tigris and AWB providing for the payment of the moneys recovered from Iraq were prepared by Tigris and AWB (including AWB’s external legal advisors) between March 2003 and late November 2004. BHP Billiton was named as a party or referred to in a number of the drafts, however, neither BHP Billiton or BHPP were, at any time, aware of the draft agreements or otherwise involved in any way;

•	around 9 December 2004, the agreement between AWB and Tigris was executed. A payment of US$7,087,202.24 was made from AWB to Tigris on 9 December 2004; and

•	it is not clear why the Iraqis supported payment of the “debt”. There was no legal rationale for doing so. Evidence of internal communications at AWB that were tendered to the Cole Commission indicate that some officers at AWB held a concern at the time that Tigris had bribed Iraqi officials, although no direct evidence of such bribery was tendered to the Cole Commission. This concern was not disclosed in any way to BHP Billiton.
As to the knowledge and involvement of BHP Billiton and BHPP:
•	BHPP renewed its interest in pursuing development opportunities in Iraq after the commencement of the war in March 2003. In February 2004, Mr Davidson Kelly and Mr Aiken agreed “in principle” to working together again in Iraq. BHPP’s remaining interest in the “Grain Board Receivable” appears to have been raised by BHPP during the negotiations with Tigris as a possible bargaining point. Mr Davidson Kelly had been negotiating an agreement with AWB from May 2003 for the payment of the moneys recovered from Iraq, and knew at that stage that there was money to collect. He did not disclose that fact to BHPP or BHP Billiton;

•	the 2004 Agreement was finalised in November 2004. It included a clause that released Tigris from its obligation (provided under the 2000 Agreement) to pay BHPP 25% of any amounts recovered under the “Grain Board Receivable”; and

•	according to a file note of Mr Aiken’s, approximately 3 1/2 weeks after the 2004 Agreement was executed, Mr Davidson Kelly informed him that Tigris had recovered some money under the “Grain Board Receivable”. Mr Aiken does not recall this conversation. In the 4 year period between the 2000 Agreement, and payment to Tigris in December 2004, Mr Davidson Kelly and Mr Aiken appear to have communicated (on Mr Davidson Kelly’s initiation) in relation to the “receivable” on 5 occasions. One such occasion was on 21 May 2002, when Mr Davidson Kelly sent a letter, by email, to Mr Aiken reporting in general terms of his progress in relation to seeking repayment of the “debt”. Mr Aiken was never made aware of the payment mechanism used by Tigris.
In conclusion, neither BHP Billiton nor BHPP was involved in, or aware of, the steps taken by Tigris to recover the “debt”. BHPP never received any moneys in respect of the 1996 Wheat Shipment.
7.2	Did BHPP breach Australian law in relation to the steps taken by Tigris to recover moneys from Iraq?

The key findings of the Steering Group as to whether BHPP breached Australian law in relation to the recovery of moneys from Iraq by Tigris are that BHPP:
•	did not breach the Criminal Code Act 1995 (Cth) in relation to the “loading up” of contracts A1670 and A1680, because it was not directly or indirectly involved in that conduct and in particular, it made no statement to the Commonwealth. It did not aid or abet any such breach by Tigris or AWB;

•	did not breach the Crimes Act 1958 (Vic), by its actions in relation to the 2000 Agreement or the 2004 Agreement, because it did not, among other things, by deception dishonestly obtain for itself or another person a financial advantage. While the “To Whom It May Concern” letter was suggestive of a “debt” arrangement, it did not deceive the Iraqis (see part 6.3(a) above). There must therefore have been other reasons that motivated payment. BHPP did not aid or abet any breach by Tigris, or AWB; and

•	did not breach the Criminal Code Act 1995 (Cth) because it did not bribe any Iraqi official. If there were any such acts by Tigris, BHPP did not aid or abet them.
Further, BHPP did not act inconsistently with UN Sanctions in relation to the “loading up” of contracts A1670 and A1680, because it was not directly or indirectly involved in that conduct.

7.3	Findings of Commissioner Cole

(a)	Key factual findings

Commissioner Cole’s key factual findings relating to BHP Billiton’s and BHPP’s awareness of, and involvement in, the successful recovery of moneys from Iraq by Tigris are as follows:
•	“[t]here is no evidence to indicate that BHPP was informed that the Tigris “debt” was being collected or the means adopted by Iraq, Tigris and AWB for its collection, other than Mr Davidson Kelly’s letter of 21 May 2002 to Mr Aiken”; and

•	“There was no suggestion [in Mr Davidson Kelly’s letter to Mr Aiken of 21 May 2002] of inflating contracts without the [UN’s] knowledge”.
These findings accord with the Steering Group’s findings as set out at part 7.1 above.

(b)	Key legal findings

Commissioner Cole found that BHPP was not involved in, or aware of, the means adopted by Tigris to recover the moneys from Iraq.

This finding, insofar as it relates to BHPP and BHP Billiton, accords with the Steering Group’s findings as set out at part 7.2 above.

7.4	Did any officer of BHPP breach standards of business conduct in relation to the 2004 Agreement and related conduct?

The primary business conduct issue in connection with the 2004 Agreement is why BHPP relinquished a “right” which did not exist.

Our key finding in relation to the primary issue is that the events of 2004 flowed from the events of 2000. The relinquishment of a “right” in the 2004 Agreement was made on the basis of the 2000 Agreement, and compounded the error of 2000.

No further facts were brought to Mr Aiken’s attention at the time the 2004 Agreement was being negotiated which might have led him to question the appropriateness of the 2000 Agreement. Mr Lyons, although only indirectly involved in the 2004 Agreement, did not relevantly correct his acts and omissions (as referred to at part 6.4 above) in relation to the 2000 Agreement.

None of the remaining participants in the 2004 Agreement had been involved in either the 1996 Wheat Shipment, or the 2000 Agreement, and had little background and knowledge. Mr Harley was not involved in the negotiation or execution of the 2004 Agreement.

As to “satisfactory relations” with government, BHPP maintained regular contact with DFAT and the Australian Government from March 2003 (after the war) in relation to its renewed interest in Iraq. Having reviewed various communications, the Steering Group considers that BHPP, in keeping DFAT and the Australian Government apprised of its dealings in Iraq, at all times acted appropriately and consistently with BHP Billiton policy.

7.5	Broader observations and areas for improvement in light of the 2004 Agreement

The Steering Group has found that the events of 2004 flowed from the events of 2000, and compounded the error of 2000. The Steering Group has not identified any secondary issues in connection with the 2004 Agreement.

8	Has BHP Billiton, BHPP, or any of their officers, ever held an interest in Tigris?

8.1	The facts

Following extensive searches with ASIC and the Gibraltar Companies House, only the following registered entities related to Mr Davidson Kelly were identified as potentially relevant to this question:
•	Tigris (incorporated on 6 September 2000, and registered in Gibraltar);

•	Tigris Australia (incorporated on 26 September 2000 and registered in Australia);

•	Maritimo (incorporated on 28 February 2000, and registered in Gibraltar); and

•	Line Holdings Limited, Line Nominees Limited and Line Secretaries Limited (incorporated on 15 July 1988, 15 July 1988, 6 March 1980 respectively, and registered in Gibraltar).
As at the date of the searches carried out (January and June 2006):
•	Mr Davidson Kelly was the sole current director of Tigris Australia and its sole shareholder was Maritimo; and

•	Line Nominees Limited held the entirety of the shares in Tigris and Maritimo.
8.2	Commissioner Cole’s observations

Commissioner Cole found that:
•	“Tigris is a company registered in Gibraltar.... [Its] directors ... are lawyers in Gibraltar and its sole shareholder is a foundation, in the nature of a trust, the beneficiaries of which are relatives of Mr Davidson Kelly’s wife”; and

•	“Tigris Australia is a company ... incorporated in Australia, [with] Mr Davidson Kelly as its sole director and secretary. All shares in Tigris Australia are owned by Maritimo ... [a] Gibraltar registered company ... ultimately owned by Mr Davidson Kelly”.
8.3	Has BHP Billiton, BHPP or any of their officers, ever held an interest in Tigris?

BHP Billiton and BHPP do not hold, and never have held, an interest in any of the companies referred to at part 8.1 above.

On the basis of the information available to the Steering Group (including from the searches set out at part 8.1 above), there is no suggestion that BHP Billiton, or BHPP’s officers, have ever held any interest in any of the companies referred to at part 8.1 above, other than Mr Davidson Kelly, who left BHPP to set up Tigris.

8.4	Agreements with Tigris and Tigris Australia

BHPP has been a party to various agreements with Tigris and Tigris Australia (and in some cases, other parties) since September 2000. Each of the agreements was related to opportunities in Iraq.

Since the Cole Commission hearings began, BHPP has terminated the 2004 Agreement with Tigris, and Tigris has exited from a participation agreement with BHPP and other parties.

BHPP is currently a party to two co-operation arrangements, which include Tigris, in relation to Iraq. BHP Billiton is reviewing both arrangements in light of the findings of Commissioner Cole.

BHPP will not conduct any new business with Mr Davidson Kelly, any of the companies mentioned at part 8.1 above, or any other company associated with Mr Davidson Kelly.

29 November 2006